September 6, 2005

Mr. Dennis J. Welhouse
Lexington Precision Corp.
40 East 52nd Street
New York, NY  10022

Re:	Lexington Precision Corp.
Form 10-K for the fiscal year ended December 31, 2004
Form 10-Q for the fiscal quarter ended June 30, 2005
      File No. 0-3252

Dear Mr. Welhouse:

      We have reviewed your filings and have the following
comments.
We have limited our review to only disclosures concerning
repurchase
of debt and discontinued operations and will make no further review of
your documents.   Where indicated, we think you should revise your
document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2005

Discontinued Operations
1. We note that you have sold substantially all of the die casting division`s equipment and inventory and certain other assets; however, it does not appear that you have sold the facility, but you expect to lease the facility to the purchaser with an option to buy. Based on the guidance provided by paragraphs 30 and 42 of SFAS 144, it does not appear that you have satisfied the requirements to classify this facility as discontinued operations. Please demonstrate to us why you believe that the facility should continue to be reported as discontinued operations as permitted under SFAS 144.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decisions. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Mindy Hooker at (202) 551-3732 or me at
(202)
551-3768 if you have questions regarding these comments.

							Sincerely,



							John Cash
							Branch Chief
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Mr. Dennis J. Welhouse
Lexington Precision Corp.
September 6, 2005
Page 3 of 3





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE